UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _____________ to _____________

Commission File number: _____________

GLORIOUS PIONEER INVESTMENTS LTD.
(Exact name of Registrant as specified in its charter)

N/A	BRITISH VIRGIN ISLANDS
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands
(Address of principal executive offices)

Wei Guo
35/F Central Plaza
18 Harbour Road
Wanchai, Hong Kong
wei.guo24@gmail.com
(908) 656-2539

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

U.S. Counsel for the Registrant
Robert Brantl
Counselor at Law
52 Mulligan Lane
Irvington, NY 10533
Tel: (914) 693-3026
Fax: (914) 693-1807

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None.	None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the registration statement: 50,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒        International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☐

FOREIGN PRIVATE ISSUER STATUS AND CURRENCY

Foreign Private Issuer Status

Glorious Pioneer Investments Ltd. (“we”, “our”, “us”, the “Company” or the “Registrant”) is a corporation incorporated under the laws of the British Virgin Islands (the “BVI”). All of our ordinary shares, par value $1.00 per share (the “ordinary shares”), are held by non-United States citizens and residents, and our business is administered principally outside the United States (“U.S.”). As a result, we believe that we qualify as a “foreign private issuer” to register our class of ordinary shares using this Form 20-F and to file our annual reports using Form 20-F.

Currency

The financial information presented in this Registration Statement is expressed in U.S. Dollars, and the financial data in this Registration Statement is presented in accordance with accounting principles generally accepted in the U.S. All dollar amounts set forth in this report are in U.S. Dollars.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

Name and Address	Title

Wei Guo 35/F Central Plaza 18 Harbour Road Wanchai, Hong Kong	President (Chief Executive Officer and Chief Financial Officer) and Director

B.  Advisers

None.

C.  Auditors

Li & Company, PC, 178 Tamarack Circle, Skillman, NJ 08558

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

ITEM 3.  KEY INFORMATION

The financial statements of the Company are attached hereto and found immediately following the text of this Registration Statement. The audit report of Li & Company, PC is included herein immediately preceding the financial statements and schedules. Listed below is a summary of the Company’s selected financial data as required by Item 3 of Form 20-F:

A.  Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and the notes thereto, and other information included elsewhere in this Registration Statement.

Selected Financial Data	Amount
Net sales/operating revenues – Period from January 5, 2010 through March 31, 2010	$0
Net loss from operations – Period from January 5, 2010 through March 31, 2010	(1,000)
Net loss from operations per share – Period from January 5, 2010 through March 31, 2010	(0.02)
Total assets – as of March 31, 2010	$5,500
Net assets – as of March 31, 2010	$5,500

The Company has not declared any dividends on its ordinary shares since incorporation and does not anticipate that it will do so in the foreseeable future.

Exchange Rates

The official currency of the BVI is the U.S. Dollar. Therefore, disclosure of the exchange rate between the BVI and the U.S. is not applicable.

B.  Capitalization and Indebtedness

As of March 31, 2010, the Company’s capitalization was $50,000.  At that date the Company had no debt.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable

D.  Risk Factors

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

Our auditor has indicated that there is a substantial doubt as to whether we will be able to continue as a going concern.

In their report on our financial statements as of March 31, 2010, our independent certified public accountant has stated that the fact that the Company is a development stage company with no source of financing raises substantial doubt as to our ability to continue as a going concern.  A “going concern” opinion is an indication that the auditor’s review of the company’s resources and business activities raised doubt as to whether the company will be able to realize its assets and discharge its liabilities in the ordinary course of business.  The risk of investing in a company whose financial statements carry a going concern opinion is that you are likely to lose all of your investment if the company fails to continue as a going concern.  In the case of Glorious Pioneer Investments, the fact that we have no assets and no business operations means that we will continue as a going concern only if our controlling shareholder provides the funds necessary to pay our maintenance expenses, such as legal, accounting and other ongoing costs.  Until we acquire an operating business, if our controlling shareholder fails to pay those expenses, our business will fail.

Wei Guo, our President and sole director, will have conflicts of interest that may interfere with his ability to secure the best available business opportunity on the best possible terms for the Company.  Peter Buhl Nielsen, our sole shareholder, may also have conflicts of interest in connection with business opportunities available to the Company.
Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. There are two situations which may give risk to a conflict of interest between the management of Glorious Pioneer Investments and its non-management shareholders.   First, Wei Guo, our president and director, currently serves as sole officer and director of four other blank check companies that have registered with the Securities and Exchange Commission:   Super Champ Group Limited, Rich Mountain Enterprises Limited, Jet Cheer  Investments Ltd., and Beyond Golden Holdings Limited.  Mr. Guo may develop and register other blank check companies as well.  When a business opportunity presents itself, therefore, Mr. Guo will have to direct that opportunity to one among the several blank check companies with which he is involved.  His choice among the blank check companies will involve consideration of the availability of funds, the age of the blank check companies, the regulatory status of the blank check companies, and similar factors.  As to those factors, however, there may be no material distinction among the companies, in which event, Mr. Guo’s decision will be arbitrary., In any case, Mr. Guo’s choice among the blank check companies will necessarily involve a conflict of interest, and Mr. Guo’s decision may not be in the best interest of Glorious Pioneer Investments.  Second, it may occur that the operating company which Glorious Pioneer Investments ultimately acquires is one in which Mr. Guo personally holds an interest.  In that case, Mr. Guo will have a conflict of interest, which could interfere with his ability to negotiate terms of the acquisition that are optimal for Glorious Pioneer Investments.

Peter Buhl Nielsen, who is currently the sole shareholder of Glorious Pioneer Investments, is also the sole shareholder of two other blank check companies (Rich Mountain Enterprises Limited and Jet Cheer Investments Ltd.) for which Wei Guo is the sole officer and director.  If Mr. Guo solicits the opinion or vote of Mr. Nielsen with respect to a business opportunity, then Mr. Nielsen will have a conflict of interest among the three blank check companies with which he is involved, since he will be asked to direct the opportunity to one among the three.  This conflict could result in a favorable opportunity for the Company being directed to another company with which Mr. Guo and Mr. Nielsen are affiliated.

Our shareholders will likely not be invited to vote on the Company’s acquisition of an operating company, and will likely have no control over, or involvement in, that transaction.

The success of our Company will depend on the merits of the operating company that the Company acquires.  The decision as to which company to acquire will most likely be made by Wei Guo, our sole officer and director, exclusively.  Section 45 of the BVI Business Companies Act gives the Company’s director(s) the authority to issue the Company’s shares in exchange for shares in another company, and does not require that the director(s) obtain shareholder approval unless the Company’s Memorandum and Articles requires shareholder approval.  The Company’s Memorandum and Articles contain no such obligation.  Therefore Mr. Guo is unlikely to solicit the opinion of our shareholders, nor is it likely that the acquisition will be structured in such a way that a vote of our shareholders will be necessary for completion of the acquisition.  Moreover, unless the acquisition is structured in such a way that approval of our shareholders is required (for example, a merger in which the Company is not the surviving entity), Mr. Guo does not intend to provide the Company’s shareholders with any information about the target company prior to the acquisition.  The value of our common stock, therefore, will depend on Mr. Guo’s discretion in evaluating the acquisition target.  If Mr. Guo makes a poor decision in that regard, the value of our common stock will be adversely affected.

The success of our business cannot be predicted because we have no operating history.

Glorious Pioneer Investments has had no operating history nor any revenues or earnings from operations since inception. As the Company has no revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination.  We will sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This will result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity.   If we do not succeed in consummating such a combination, our business will fail.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The number of business opportunities that appear likely to be successful is limited, and there are many companies competing for those same business opportunities.  This situation could reduce the likelihood of consummating a successful business combination. We are, and will continue to be, an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of, small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that would be desirable target candidates for us. Many of those entities have significantly greater financial resources, technical expertise and managerial capabilities than we do.  Consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors will restrict our ability to identify and consummate a successful business combination.

Future success will depend on the ability of our management to locate and attract a suitable acquisition.

Our business plan is highly speculative and there is a consequent risk of loss of an investment in the Company. The success of our plan of operations will depend entirely on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, the past success of an operation is not a guarantee of future success.   If our management makes a poor choice in securing an acquisition, our business may fail.  Moreover, if the management of the successor firm or venture partner firm is not successful in implementing their business plan, our business will fail.

Our shareholders will likely have no control over, or involvement in, the Company’s acquisition of an operating company.

The success of our Company will depend on the merits of the operating company that the Company acquires.  The decision as to which company to acquire will most likely be made by Wei Guo, our sole officer and director, exclusively.  Mr. Guo is unlikely to solicit the opinion of our shareholders, nor is it likely that the acquisition will be structured in such a way that a vote of our shareholders will be necessary for completion of the acquisition.  Moreover, unless the acquisition is structured in such a way that approval of our shareholders is required, Mr. Guo does not intend to provide the Company’s shareholders with any information about the target company prior to the acquisition.  The value of our common stock, therefore, will depend on Mr. Guo’s discretion in evaluating the acquisition target.  If Mr. Guo makes a poor decision in that regard, the value of our common stock will be adversely affected.

The Company may remain a shell company for an indefinite period of time, during which our financial resources could be exhausted.

We have no agreements or understandings with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. It could occur that we will be unable to complete an acquisition, or that we will complete an acquisition only after a considerable delay.  If either of those results occurred, an investor in our shares could incur a loss on the investment or, due to the delay, could find any gain to be inadequate to compensate for the time-value of the funds invested.

We will also incur administrative expenses (including expenses attendant to our SEC reporting obligations) during the period that we remain a shell company.  Our current cash resources will be adequate to fund the administrative expenses for several months only.  If we have not completed an acquisition prior to the end of 2010, we will require additional funds.  We expect our sole shareholder, Peter Buhl Nielsen, to provide the necessary funds.  Should he fail to do so, however, we will be unable to pay our administrative expenses in 2011, which may prevent us from completing an acquisition and may cause us to default in our SEC reporting obligations.

Management intends to devote only a limited amount of time to seeking a target company, which may adversely impact our ability to identify a suitable acquisition candidate.

Wei Guo, who is the sole member of our management, anticipates devoting very limited time to the Company’s affairs.  Initially, the search for a target company will be incidental to Mr. Guo’s other business affairs, since they bring him into contact with potential sources of business opportunities.  Accordingly, until Mr. Guo decides to pursue a specific business opportunity for the Company, none of Mr. Guo’s business time will be devoted exclusively to the business of the Company.  After Mr. Guo decides to pursue a specific business opportunity for the Company, his time commitment will depend on the effort involved in bringing about the acquisition, and may range from as little as twenty hours to as much as several weeks of dedicated effort.  Mr. Guo has not entered into a written employment agreement with the Company and is not expected to do so. Mr. Guo’s limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a U.S. public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

It will not be possible for us to acquire a target company that fails to comply with U.S. Securities and Exchange Commission (the “SEC”) reporting requirements. Sections 13 and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. For this reason, otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements will be inappropriate for acquisition.

The type of investment made by the Company will be limited by our desire to avoid regulation under the Investment Company Act of 1940.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act.   For that reason, we do not plan to engage in any business combination that results in our holding a passive investment interest as a material portion of our assets.   Our plan to avoid passive investments will limit the number of business opportunities available to us.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a company domiciled and/or located outside the U.S., we will be subject to the risks inherent in business operations outside of the U.S. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ, favorably or unfavorably, from the U.S. economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.  These risks and differences may doom to failure a business plan that could be successful if implemented within the United States.

There is currently no trading market for our ordinary shares, and liquidity of our ordinary shares is limited.

Our ordinary shares are not registered for trading under the securities laws of any country, state or other jurisdiction, and accordingly there is no public trading market for our ordinary shares. Further, no public trading market is expected to develop in the future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the U.S. Securities Act of 1933. Therefore, our outstanding ordinary shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations.

Our common stock may be classified as a “penny stock” under SEC rules, in which case it may be difficult for our shareholders to resell their shares of our common stock.

The Rules of the Securities and Exchange Commission classify as a “penny stock” any security that does not trade on a national securities exchange (e.g. NYSE, NYSE Amex, NASDAQ, etc., but not including the OTC Bulletin Board or the Pink Sheets) if the market price of the security is less than $5.00 per share.  SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.”  This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks.  For this reason and because penny stocks are generally considered to be more risky than non-penny stocks, many brokers will not recommend the purchase of penny stock by their customers.

It is likely that when trading first commences in our common stock it will not be listed on a national securities exchange.  It may also occur that for an extended period thereafter, our common stock will not be listed on a national securities exchange and may be priced below $5.00, in which case our common stock will be classified as a penny stock.    During such periods, the holders of our common stock may experience greater difficulties in attempting to sell the stock, due to the limited market for penny stocks.   In addition, because the penny stock classification reduces the liquidity of a security, the classification may have a negative effect on the market price of our common stock, such that our shareholders may not be able to obtain a satisfactory sale price.

The business combination that we undertake may subject the Company to certain tax consequences, which will increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their shareholders.  This could deter potential acquisition targets from entering into business combinations with us.  In the alternative, the execution of a taxable transaction could result in the shareholders of the company we acquire being taxed on consideration received in the transaction. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity.  However, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

If we are deemed to be a passive foreign investment company, U.S. investors who invest in our securities may suffer adverse U.S. tax consequences.

Special U.S. tax rules apply to non-U.S. corporations who receive largely passive income or who hold mostly assets that give rise to passive income (defined as "passive foreign investment companies" or "PFICs").  Passive income generally includes dividends, interest, royalties, rents, annuities and gains in excess of losses on sales or exchanges of property giving rise to the foregoing types of income.  Shareholders who receive income from a PFIC, or recognize gain from the sale of shares of a PFIC, may have to recognize income subject to tax prior to the receipt of any distributable proceeds or to pay an interest charge on taxable income that is treated as having been deferred. U.S. shareholders of a PFIC may avoid this treatment by electing to include in their U.S. income the taxable income and net capital gains of the PFIC.

Management of the Company believes that it is not currently a PFIC and does not presently intend to operate the Company so that it becomes a PFIC.  However, given the uncertainty surrounding the nature of the Company's ultimate operations, it is possible that the Company will be classified as a PFIC.  Each year, the Company will make a determination whether it falls within the definition of a PFIC, and will notify its then-current shareholders of its conclusion.  If the Company has decided it is a PFIC, shareholders will be counseled to consult their U.S. income tax advisers concerning the U.S. income tax treatment in their particular circumstances and the availability and effect of any elections.

The ability of our Board of Directors to issue shares in one or more series of shares without shareholder approval may have the effect of delaying, deterring or preventing a change in control of the Company.

Our Memorandum of Association (the “Memorandum”) provides that our Board of Directors (the “Board of Directors”) may authorize the issuance of shares in one or more classes of shares without shareholder approval. The ability of our Board of Directors to issue additional shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company.

Because Glorious Pioneer Investments Ltd. is a British Virgin Islands company, you may not be able to enforce judgments against Glorious Pioneer Investments Ltd. that are obtained in U.S. courts and you may not be able to enforce U.S. laws in the courts of the British Virgin Islands.

Glorious Pioneer Investments Ltd. is incorporated in the British Virgin Islands and its management is resident in Hong Kong.  When Glorious Pioneer Investments acquires an operating company, it is likely that the primary location of that company’s operations will be outside the United States.  As a result, it may be difficult or impossible for investors to effect service of process on Glorious Pioneer Investments Ltd. or these persons within the United States.  In addition, although the courts of the British Virgin Islands will entertain suits brought by U.S. residents against companies registered in the British Virgin Islands, in many cases the courts of the British Virgin Islands will apply local law to the claims brought in their courts.  For that reason, investors in Glorious Pioneer Investments Ltd. may find it difficult to enforce in the British Virgin Islands judgments of U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States.  There is also substantial doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the Federal securities laws of the United States.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Memorandum authorizes the issuance of a maximum of 50,000 ordinary shares. Our Board of Directors is authorized to amend our Memorandum to increase the number of authorized shares.  Any merger or acquisition effected by us will result in the issuance of additional securities without shareholder approval and will result in substantial dilution in the percentage of our shares held by our then existing shareholders. Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of ordinary shares held by our then existing shareholders. Our Board of Directors has the power to issue any or all of the authorized but unissued shares without shareholder approval. To the extent that additional shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of our shares might be materially and adversely affected.

Because we may seek to complete a business combination through a “reverse merger,” we may not be able to attract the attention of major brokerage firms following such a transaction.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our ordinary shares. If we are unable to engage a brokerage firm to conduct a secondary offering on behalf of our post-merger company, it is unlikely that a liquid market for our ordinary shares will develop.  In those circumstances, investors in our company may find it difficult to resell their shares.

If, following a business combination of Glorious Pioneer Investments with an operating business, our ordinary shares are not listed on NASDAQ or some other U.S. or foreign securities exchange, our shareholders may experience difficulty in reselling their shares.

Following a business combination and the completion of a registered offering of our ordinary shares, we may seek the listing of our ordinary shares on NASDAQ or the NYSE Amex.  However, following those transactions, we may not be able to meet the initial listing standards of either of those or any other stock exchange. If our ordinary shares did not qualify for listing on the NASDAQ or another stock exchange, we will apply to list our ordinary shares on the OTC Bulletin Board, another over-the-counter quotation system, or on the “Pink Sheets.” Because many brokers will not recommend to their customers securities listed on the OTC Bulletin Board or Pink Sheets, our shareholders may find it more difficult to dispose of shares if the shares are so listed.

This registration statement contains forward-looking statements, which may prove to be inaccurate.

The forward-looking statements in this registration statement are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this registration statement, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement. Except as required by the Rules of the Securities and Exchange Commission, we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

The Company was incorporated in the British Virgin Islands on January 5, 2010 under the BVI Business Companies Act of 2004. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination but has made no efforts to date to identify a possible business combination. As a result, the Company has not conducted any negotiations nor entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company.

The registered office of the Company is at Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is (908) 656-2539.

(1) Form of Acquisition

At some time after this registration statement becomes effective, the Company will initiate its search for an operating company to acquire.  Wei Guo, who is the sole officer, director and employee of the Company, will conduct the search.  Mr. Guo expects that his search will primarily involve communication with business brokers in the People’s Republic of China (“PRC”).  Mr. Guo may also, however, approach or be approached directly by companies wishing to become SEC reporting companies.  Some of the companies that Mr. Guo reviews as potential acquisition candidates may be introduced to him by persons with whom Mr. Guo has other business relationships.  Since Mr. Guo is a resident of Hong Kong, he anticipates that most or all of the companies with which he discusses potential business arrangements will be located in Hong Kong or the PRC.  The Company does not intend to pay any finder’s fee in connection with an acquisition, either in cash, securities or other form of compensation.  We cannot predict at this time how many companies Mr. Guo will review until he finds a suitable target for acquisition.

The decision as to which company to acquire will be made initially, on behalf of Glorious Pioneer Investments, entirely by Wei Guo.  Mr. Guo will base his decision on the business prospects of the target company, as evidenced by its history of operations, financial condition, intellectual property, market position, and other factors that are predictive of business success.  Mr. Guo will also base his decision on the extent to which he is able to negotiate terms of the acquisition that are favorable to Glorious Pioneer Investments.  On the other hand, the Company has adopted a policy that the offer of any post-transaction employment or any other form of compensation to Mr. Guo (or, if our management expands prior to the acquisition, any other member of management) will not be a consideration in Mr. Guo’s decision whether to undertake any proposed transaction.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of Wei Guo as director without any vote or approval by shareholders. In the case of a statutory merger or consolidation directly involving the Company, it will be necessary to call a shareholders’ meeting and obtain the approval of the holders of a majority of the outstanding shares. If, at the time of the acquisition, the Company has many shareholders, the necessity to obtain such shareholder approval may result in delay and additional expense in the consummation of any proposed transaction and may also give rise to certain appraisal rights to dissenting shareholders.  For that reason, management may seek to structure any such transaction so as not to require shareholder approval.

Unless shareholder approval is required, management does not intend to provide the Company’s shareholders with any information about the target company or its business prior to the acquisition.  If shareholder approval is required, management will provide the shareholders with a summary description of the proposed transaction, a summary of the business operations of the target, and summary financial information of the target.

The shareholders of the Company prior to the acquisition will not have control of a majority of the ordinary shares of the Company following a reorganization transaction. As part of such a transaction, all or a majority of the Company’s directors may resign and new directors will be appointed without any vote by shareholders.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. Because the Company has very limited financial resources, management will undertake to persuade the Company’s professionals to defer payment of their bills until the transaction is complete.  Management will likely also seek loans for this purpose from members of management or the Company’s shareholder.  If management is unable to secure the necessary combination of fee-deferrals and loans, the Company would be unable to pursue a business opportunity.  Moreover, if a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.  Management will endeavor, therefore, to pursue an opportunity only if it presents a high likelihood of being successfully consummated.

We presently have no employees apart from Mr. Guo.  Mr. Guo is engaged in outside business activities, and will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Wei Guo is the sole director and President of four other blank check companies that are registered with the Securities and Exchange Commission.  He may register others in the future.  Mr. Guo believes that there are sufficient business opportunities available to warrant developing a number of blank check companies, and that his ability to compete for the better opportunities will be enhanced if he becomes known to be a good source for blank check companies.  When a business opportunity is present, Mr. Guo will have to choose one among the blank check companies to be the acquiring company.  In determining which among the several blank check companies should pursue the opportunity, Mr. Guo will consider as to each of the blank check companies:

•	the availability of funds within the company to pay the expenses of pursuing the opportunity;

•	whether the company is current in its SEC reporting obligations;

•	the period of time since the company was organized; and

•	any preference expressed by the parties offering the business opportunity.

At the present time, there is no material difference as to any of these factors among the five blank check companies with which Mr. Guo is affiliated, other than the difference in time since the companies were organized.  If, at the time a business opportunity is present, these factors do not indicate a choice among the blank check companies, then Mr. Guo’s choice among them will be completely arbitrary.  The decision, therefore, may be adverse to the interests of Glorious Pioneer Investments Ltd.

(2) Reports to security holders

(a) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.  The Company has no current plan to make financial information or other documents available for inspection in the United States, other than through filing with the SEC.

(b) The Company will file reports with the SEC. The Company will be a reporting foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and we do not expect to provide proxy statements. As a foreign private issuer, we will file annual reports containing our financial statements audited by an independent public accounting firm on Form 20-F with the SEC. We are not required to file quarterly reports containing our unaudited financial data with the SEC and do not expect to do so. We will also be required to file with the SEC, under Form 6-K, copies of each material document that we are required to publish, or have published, under BVI law, or that we have distributed to our non-U.S. shareholders.  We are not aware of any document that we are required to publish under BVI law.

(c) The public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

B.  Business Overview

The Company, based on its proposed business activities, is a “blank check” company. The SEC defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Under SEC Rule 12b-2 under the Securities Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business.

Wei Guo, who is our sole officer and sole director, will conduct the search for a suitable acquisition target.  Initially, Mr. Guo’s search will be primarily incidental to his principal employment as a financial advisor, since his activities in that role bring him into contact with persons offering business opportunities.  Mr. Guo may also initiate contact with business brokers in Hong Kong and the PRC.  Mr. Guo also anticipates that persons interested in being acquired by a U.S. reporting company will approach him, based on his reputation as a person involved in developing relationships between Chinese operating companies and U.S. reporting companies. Mr. Guo will not restrict the Company’s potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.  For this reason, it is not possible to identify any specific market(s) in which the target company will operate, nor any parameters regarding competitive position, nor the possible effects of government regulation on the target business.  All of these factors will first be evaluated after the Company initiates its search for an acquisition target.  It is also not possible to estimate the number of potential targets that Mr. Guo will investigate nor the number of persons he will contact in connection with the investigation - that will depend on whether his initial contacts and investigations prove fruitful.

The Company has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Company will consider the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b)  Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced;

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h)  Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Company’s limited capital available for investigation, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

C.  Organizational Structure

NOT APPLICABLE

D.  Property, Plants and Equipment

The Company has been provided office space by Wei Guo, its President, at no cost.  Because management has determined that the cost of the space is nominal, we have not recorded a rent expense in our financial statements. The Company uses no other property, plant or equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

NOT APPLICABLE

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

In their report on our financial statements as of March 31, 2010, our independent certified public accountant has stated that the fact the Company is a development stage company with no source of financing raises substantial doubt as to our ability to continue as a going concern.  A “going concern” opinion is an indication that the auditor’s review of the company’s resources and business activities raised doubt as to whether the company will be able to realize its assets and discharge its liabilities in the ordinary course of business.  The risk of investing in a company whose financial statements carry a going concern opinion is that you are likely to lose all of your investment if the company fails to continue as a going concern.  In the case of Glorious Pioneer Investments, the fact that we have no assets and no business operations means that we will continue as a going concern only if our controlling shareholder provides the funds necessary to pay our maintenance expenses, such as legal, accounting and other ongoing costs.  Until we acquire an operating business, if Paul Buhl Nielsen, our controlling shareholder, fails to pay those expenses, our business will fail.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being an SEC reporting company. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, and/or through borrowings from our shareholders, management or other investors.

During the next 12 months we anticipate incurring costs related to:

(i) filing of Exchange Act reports and other regulatory costs; and

(ii) costs relating to consummating an acquisition.

We believe we will be able to meet these costs, in part, through deferral of fees by our attorneys, bookkeepers, accountants and other service providers.  Those expenses that require immediate payment will be satisfied with funds  loaned to or invested in us by our shareholders, management or other investors. At present, there is no specific plan for financing our operations, and no arrangements have been made in that regard.  If and when funds are required for our operations, Mr. Guo, our President, will approach our shareholder, Peter Buhl Nielsen, and/or other potential investors to obtain the necessary funds.  The extent to which loans or other investments will be required will depend on the efficiency and effectiveness of our search for an acquisition target.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in an underwritten public offering.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

B.  Liquidity and Capital Resources

The Company’s only internal and external sources of liquidity will be stock subscription receivables from our sole shareholder. The Company intends to obtain any additional working capital needed by requesting it from our sole shareholder. To form the Company and become registered with the SEC, an amount upwards of $25,000 will be spent. Through March 31, 2010, the Company had incurred $1,000 of this estimated total and as of March 31, 2010 had $5,500 in working capital. As additional expenses are incurred, the Company shall obtain the necessary funds from its sole shareholder.

Operating expenses for periods subsequent to formation are estimated to be $20,000 or less per annum and will be funded by advances from our sole shareholder in the form of additional paid-in-capital. Cash and equivalents will be held in a U.S. domiciled bank account in either an interest bearing money market account or a non-interest bearing checking account.

C.  Research and Development, Patents and Licenses, etc.

NOT APPLICABLE

D.  Trend Information

NOT APPLICABLE

E.  Off-balance Sheet Arrangements

The Company presently has no off balance sheet commitments.

F.  Tabular Disclosure of Contractual Obligations

Payments due by Period

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	>5 years
Long-Term Debt Obligations	None.
Capital (Finance) Lease Obligations	None.
Operating Lease Obligations	None.
Purchase Obligations	None.
Other Long-Term Liabilities	None.
TOTAL	$-0-

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Our sole officer and sole director is as follows:

Name	Age	Position
Wei Guo	51	President and Director

Wei Guo has more than 20 years of experience in the financial services industry.  Since August 2009, Mr. Guo has been a director of Northern Capital Limited, a firm which specializes in financial advisory services.  From January 2007 until August 2009, Mr. Guo was Director of China US Bridge Capital, where he assisted Chinese companies with their efforts to become public companies in the Unites States.  Prior to joining US Bridge Capital in 2007, Mr. Guo was an independent investor from June 2002 until December 2006.  Mr. Guo invested in Chinese medical research and development projects.  From May 1998 until May 2002, Mr. Guo was Chief Representative at South China Securities Beijing Office, where he managed investments in the pharmaceutical and IT industries and assisted with initial public offerings.   From July 1996 to April 1998, Mr. Guo was Assistant President at New Hope Group, where he was in charge of investment activities and was involved with initial public offerings.  Prior to joining New Hope Group, Mr. Guo was Vice President of Pharon Pharmaceutical Co., Ltd. from March 1990 until July 1996.   Mr. Guo received a BS from Shenyang Pharmaceutical University in 1982.

Current Blank Check Company Experience

Wei Guo, our sole officer and director, is also currently affiliated with the following blank check companies:

Name	Filing Date Registration Statement	Status	SEC File Number	Pending Business Combinations	Additional Information
Rich Mountain Enterprises Limited	4/12/2010	Effective on 6/11/ 2010	000-53939	None	Mr. Guo is President and Director
Super Champ Group Limited	4/12/2010	Effective on 6/11/2010	000-53940	None	Mr. Guo is President, Director and sole shareholder
Jet Cheer Investments Ltd.	6/22/2010	Effective on August 21, 2010	000-54016	None	Mr. Guo is President and Director
Beyond Golden Holdings Limited		—	—	None	Mr. Guo is President and Director

Within the past twelve months, Wei Guo was also affiliated with the following company that was a blank check company until it completed an acquisition of an operating company:

Name	Filing Date Registration Statement	Status	SEC File Number	Business Combination	Additional Information
Ossen Innovation Co., Ltd. (f/k/aUltra Glory International Ltd.)	3/23/2010	Effective on 5/22/2010	000-53914	Acquired Ossen Innovation Materials Co., Ltd. on July 7, 2010	Mr. Guo was President and Director until completion of the business combination.

Peter Buhl Nielsen, our sole shareholder, is affiliated with the following blank check companies:

Name	Filing Date Registration Statement	Status	SEC File Number	Pending Business Combinations	Additional Information
Rich Mountain Enterprises Limited	4/12/2010	Effective on 6/11/ 2010	000-53939	None	Mr. Nielsen is the sole shareholder
Jet Cheer Investments Ltd.	6/22/2010	Effective on August 21, 2010	000-54016	None	Mr. Nielsen is the sole shareholder

B.  Compensation

Wei Guo, who is the Company’s only officer or director, has received no cash remuneration since inception. Commencing in 2011, if any additional directors have joined our board, directors other than officers will be entitled to receive an annual fee of $5,000, payable on December 31 for each year that they serve as a director of the Company. In the event that we have not completed an acquisition when the fee is due, the controlling shareholder of the Company will provide the necessary funds.  Officers will not receive any remuneration upon completion of the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by Mr. Guo  in any capacity.  Wei Guo does not intend to devote more than a minimum amount of time to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain Wei Guo (or, if after this date we engage additional management, another  member of our management) for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to Wei Guo (or any person who becomes a member of management after this date) will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

C.  Board Practices

The term of office of each director expires at a time fixed by the Company by means of a Resolution of Shareholders or Resolution of Directors, or until their successors are duly elected and qualified. If no term is fixed on the appointment of a director, the director serves indefinitely until the earlier of his death, resignation or removal. Commencing in 2011, non-management directors will be entitled to receive an annual fee of $5,000, payable on December 31 for each year that they serve as a director of the Company. No other directors shall receive compensation. Officers serve at the discretion of the Board of Directors.

D.  Employees

None.

E.  Share Ownership

Wei Guo, who is our sole officer and director, does not own any shares in Glorious Pioneer Investments Ltd.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Name and Address	Number of Ordinary shares	Percent of Ordinary shares
Peter Buhl Nielsen RM 2301 World-Wide HSE 19 DES Voeux Road Central, Hong Kong	50,000	100%

B.  Related Party Transactions

In January 2010, we issued 50,000 ordinary shares to Peter Buhl Bielsen, who remains  our sole shareholder.  At that time. Mr. Nielsen made an oral commitment to pay $50,000 and made a stock subscription receivables payment for $1,000.  After March 31, 2010, Mr. Nielsen has paid an additional $5,500 on account of his stock subscription.  There is no written agreement between Mr. Nielsen and the Company regarding the unpaid portion of his $50,000 commitment.  However, because the par value of the shares issued to Mr. Nielsen is $50,000, the Company and, under certain circumstances, the creditors of the Company could take legal action to enforce Mr. Nielsen’s commitment to pay the full amount.

The Company has been provided office space by Wei Guo, our Chief Executive Officer.  However, because of the limited business activities of the Company, the Company considers the monetary value of the office space to be nominal.

There have been no other transactions and there are no agreements between Mr. Nielsen and the Company, Mr. Guo or any of their affiliates relating to Glorious Pioneer Investments.  There is no lock-up agreement between Glorious Pioneer Investments and Mr. Nielsen that would prevent him from selling his shares prior to the consummation of a business acquisition.   Peter Buhl Nielsen is the sole shareholder of two other blank check companies (Rich Mountain Enterprises Limited and Jet Cheer Investments Ltd.) for which Wei Guo is the sole officer and director.

The Company does not have any current plan to seek an acquisition opportunity in which Mr. Guo or Mr. Nielsen has an interest.  The Company will not reject an acquisition opportunity, however, solely because Mr. Guo or Mr. Nielsen has an interest in the target.  It is possible, therefore, that the Company’s acquisition target will be an entity in which Mr. Guo or Mr. Nielsen or one of their affiliates holds an ownership interest

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Li & Company, PC is included herein immediately preceding the financial statements and notes to the financial statements.

B.  Significant Changes

No significant change in the Company’s operations or financial condition has occurred since the date of the financial statements included in this Registration Statement.

ITEM 9.  THE OFFER AND LISTING

NOT APPLICABLE

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

The Company is authorized to issue 50,000 ordinary shares, par value $1.00 per share.  All 50,000 shares have been issued to and are owned by Peter Buhl Nielsen.  6,500 of the shares have been fully paid and $43,500 was owed for the remainder of the shares.  When additional authorized shares are required for completion of an acquisition or any other purpose, Mr. Guo, in his role as sole director, will cause our memorandum and articles of association to be amended to authorize the necessary shares and any others that he may deem appropriate.

B.  Memorandum and Articles of Association

The Company was incorporated in the BVI under the BVI Business Companies Act of 2004 (the “BVI Act”) on January 5, 2010. Pursuant to the Memorandum, there are no restrictions on the business on which the Company may carry.  A summary of certain material terms of the Memorandum and Articles of Association follows.

Directors

The business and affairs of the Company are conducted by the directors, of whom there must be at least one.  The directors act by majority vote of those present at a meeting, provided that a quorum of directors is present at the meeting.  A quorum shall consist of one-half of the directors but not less than two (unless there is only one director).  According to our Memorandum and Articles, there are no age limit requirements pertaining to the retirement or non-retirement of directors. Further, a director need not be a shareholder of the Company.  The directors may delegate their responsibilities to one or more committees of directors, except that certain matters specified in the Articles of Association may not be delegated.  The directors may also appoint officers or agents who shall have such powers as are designated by the board at the time of the appointment.

When a director of the Company is interested in a particular transaction of the Company, he shall disclose his interest to all other directors of the Company. The interested director may also (i) vote on a matter relating to the transaction, (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum, and (iii) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

A director serves as such for the term fixed in the resolution of the shareholders electing him.  A director may be removed from office with or without cause by a resolution of the shareholders passed by at least 75% of the voting power, or with cause by a resolution of the directors.  The directors may at any time appoint a director to fill a vacancy or as an addition to the existing directors.

The Articles provide that the Company shall indemnify each director against all expenses, judgments and settlements paid in connection with legal proceedings arising by reason of the fact that the person was a director of the Company or was serving at the request of the Company as director or in any other capacity for another company.

There are no specific provisions in the Memorandum or the Articles regarding a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body or regarding the borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Shares

The Company is authorized to issue a maximum of 50,000 ordinary shares, par value $1.00 per share, all of which are issued and outstanding. The Company may issue whole shares or fractional shares, for cash or non-money consideration, and may issue shares in one or more series as the Board of Directors determines.  The Company may only issue registered shares, and is not authorized to issue bearer shares.  Shares that are not fully paid on issuance are subject to forfeiture if not fully paid upon the shareholder’s receipt of a written notice of call.  Holders of ordinary shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of ordinary shares possess the right to an equal share in any dividend paid by the Company to the class of ordinary shares. Upon liquidation, each holder of ordinary shares is given the right to an equal share in the distribution of the surplus assets of the Company.  If shares are divided into different classes, the rights attached to a class may only be varied with the consent of the holder of 50% of the shares issued in that class.

The Company may by resolution redeem, purchase or otherwise acquire all or any of the shares in the Company. However, the Company may not purchase, redeem or otherwise acquire the shares without the consent of the shareholders whose shares are to be purchased, redeemed or otherwise acquired unless no such consent is required by the Memorandum, the Articles or other applicable law. To effect a purchase, redemption or other acquisition of shares, a statement that the directors are satisfied on reasonable grounds that immediately after the acquisition the value of the Company’s assets will exceed its liability and the Company will be able to pay its debts as they fall due must appear in a resolution of directors. Shares purchased, acquired, or redeemed pursuant to the Articles may be cancelled or held as treasury shares except to the extent that such shares are in excess of 50% of the issued shares in which case they shall be cancelled but remain available for reuse. All rights and obligations attached to treasury shares are suspended and are not exercisable by the Company while it remains held as such. Treasury shares may be transferred by the Company by resolution.

The Memorandum and the Articles have no provisions for surrender or sinking funds and for discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of Shares.  A shareholder may mortgage his shares if he makes appropriate entry in the Company’s register of members.

Shareholder Meetings; Written Consent

Pursuant to the Articles, any director of the Company may convene shareholder meetings in such manner and places within or outside the BVI as the director considers necessary or desirable. The director convening a meeting shall not give less than seven days notice of the meeting to those shareholders who are entitled to vote at the meeting and to the other directors. A shareholder entitled to exercise 30% or more of the voting rights in respect to the matter for which the meeting is requested may, upon written request, request that the directors convene a meeting of shareholders. A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on her behalf if a proxy in the form specified in the Articles is presented.  A meeting is duly constituted if the holders of 50% of the voting power are present in person or by proxy.  Directors of the Company may attend any meeting of shareholders and any separate meeting of the holders of any class or series of the Company’s Shares.  The shareholders may also act by a written consent signed by the holders of a majority of the voting power.

Other Provisions

There are no limitations on the right to own securities imposed by the Memorandum or the Articles or other constituent document of the Company. The laws of the BVI may impose limitations on the right to own securities; for example, a minor cannot hold legal title to shares in a BVI company.

The shareholders may, by resolution, call for the directors to prepare periodically and make available a profit and loss account and a balance sheet.  The shareholders may also call for the accounts to be examined by auditors.

There is no special ownership threshold above which a shareholder’s ownership position must be disclosed.

The Memorandum or the Articles of Association may be amended by resolution of the shareholders or by resolution of the directors, except that the directors may not amend the Memorandum to restrict the voting rights of the shareholders or the rights of the shareholders to share in dividends and distributions.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their stockholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law, our board of directors can have broad authority to amend our memorandum and articles of association. Under our Memorandum and Articles of Association, our board of directors may amend our memorandum and articles of association by a resolution of directors so long as the amendment does not:

•	restrict the rights of the shareholders to amend the memorandum and articles of association;

•	change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum and articles of association;

•	amend the memorandum and articles of association in circumstances where the memorandum and articles of association cannot be amended by the shareholders; or

•
amend the provisions of the articles of association pertaining to “rights of shares,” “rights not varied by the issue of the shares pari passu,” “variation of rights” and “amendment of memorandum and articles”.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect unless otherwise provided in the memorandum and articles of association.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect.

Shareholder Proposals

Under Delaware corporate law, a stockholder has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. Under the BVI Act, shareholder approval is required when more than 50% of the company’s assets by value are being sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities and we are able to pay our debts as they fall due by resolution of directors and resolution of shareholders.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remain outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.  However, in order to vary the rights of shares, our Memorandum and Articles of Association provide for the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares in that class.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, directors may be removed by resolution of directors or resolution of shareholders.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any stockholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records. Holders of our shares have no general right under British Virgin Islands law to inspect or obtain copies of our list of stockholders or our corporate records. However, we will provide holders of our shares with annual audited financial statements. See “Where You Can Find Additional Information.”

Conflict of Interest

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested stockholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority stockholders on a board of directors since it permits the minority stockholder to cast all the votes to which the stockholder is entitled on a single director, which increases the stockholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares in one or more series.

C.  Material Contracts

None.

D.  Exchange Controls

There are no laws, decrees, regulations or other legislation of the BVI which restrict the import or export of capital, including the availability of cash and cash equivalents for use by the Company’s group, the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E.  Taxation

There is currently no relevant capital gains tax, inheritance tax or gift tax in the BVI, and there is no taxation of income in the BVI.

There are no withholding provisions regarding taxes except in relation to the European Saving Directive (the “Directive”).  Withholding pursuant to the Directive, as implemented in the British Virgin Islands pursuant to The Mutual Legal Assistance in Tax Matters, Amendment Act (the “Act”) would only arise in relation to payments made to an individual resident in the European Union and if such payments were deemed interest under the Act.

F.  Dividends and Paying Agents

NOT APPLICABLE

G.  Statements by Experts

The financial statements of the Company as of March 31, 2010 and for the fiscal period ended March 31, 2010, included herein, have been audited by Li & Company, PC, independent registered public accounting firm, 178 Tamarack Circle, Skillman, NJ 08558, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.  Documents on Display

The Company’s Memorandum of Association and Articles of Association, attached hereto as Exhibits 1.1 and 1.2, respectively, are the only documents referred to in this Registration Statement.

I.  Subsidiary Information

NOT APPLICABLE

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.  Quantitative Information about Market Risk

NOT APPLICABLE

B.  Qualitative Information about Market Risk

NOT APPLICABLE

C.  Interim Periods

NOT APPLICABLE

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

None.

B.  Warrants and Rights

None.

C.  Other Securities

None.

D.  American Depository Shares

None.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

NOT APPLICABLE

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NOT APPLICABLE

ITEM 15.  CONTROLS AND PROCEDURES

NOT APPLICABLE

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT

NOT APPLICABLE

ITEM 16B.  CODE OF ETHICS

NOT APPLICABLE

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

NOT APPLICABLE

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NOT APPLICABLE

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES

NOT APPLICABLE

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

NOT APPLICABLE

ITEM 16G.  CORPORATE GOVERNANCE

NOT APPLICABLE

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with  Accounting Principles Generally Accepted in the United States (U.S. GAAP). The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Li & Company, PC is included herein immediately preceding the financial statements.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association

1.2	Articles of Association

15.1	Consent of Li & Company, PC

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GLORIOUS PIONEER INVESTMENTS LTD.
/s/ Wei Guo
By: Wei Guo
Title: President and Director

Date:  August 30, 2010

Glorious Pioneer Investments Ltd.

March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Glorious Pioneer Investments Ltd.
(A Development Stage Company)
Hong Kong, China

We have audited the accompanying balance sheet of Glorious Pioneer Investments Ltd., a development stage company (the “Company”) as of March 31, 2010 and the related statements of operations, stockholder’s equity and cash flows for the period from January 5, 2010 (inception) through March 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and the results of its operations and its cash flows for the period from January 5, 2010 (inception) through March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company is a development stage company with no source of financing which raises substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regards to these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Li & Company, PC
Li & Company, PC

Skillman, New Jersey
June 25, 2010

Glorious Pioneer Investments Ltd.
(A Development Stage Company)
Balance Sheet

March 31, 2010

ASSETS
CURRENT ASSETS:
Cash	$-
Stock subscription receivable	5,500

Total Current Assets	5,500

Total Assets	$5,500

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Accrued expenses	$-

Total Current Liabilities	-

STOCKHOLDER'S EQUITY:
Common stock at $1.00 par value: 50,000 shares authorized,
50,000 shares issued and outstanding	50,000
Stock subscription receivable	(43,500)
Deficit accumulated during the development stage	(1,000)

Total Stockholder's Equity	5,500

Total Liabilities and Stockholder's Equity	$5,500

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.
(A Development Stage Company)
Statement of Operations

For the Period from
January 5, 2010
(inception) through
March 31, 2010

OPERATING EXPENSES:
General and administrative expenses	$1,000

Total operating expenses	1,000

LOSS BEFORE TAXES	(1,000)

INCOME TAXES	-

NET LOSS	$(1,000)

NET LOSS PER COMMON SHARE
- BASIC AND DILUTED:	$(0.02)

Weighted common shares outstanding
- basic and diluted	50,000

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.
(A Development Stage Company)
Statement of Stockholder's Equity
For the Period from January 5, 2010 (Inception) through March 31, 2010

				Deficit
	Common Stock, $1.00 Par Value		Stock	Accumulated	Total
	Number of		Subscription	during the	Stockholders'
	Shares	Amount	Receivable	Development Stage	Deficit

Balance, January 5, 2010 (Inception)	-	$-	$-	$-	$-

Issuance of common stock for stock
subscription receivable at $1.00 per share	50,000	50,000	(43,500)		6,500

Net loss				(1,000)	(1,000)

Balance, February 28, 2010	50,000	$50,000	$(43,500)	$(1,000)	$5,500

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.
(A Development Stage Company)
Statement of Cash Flows

For the Period from
January 5, 2010
(inception) through
March 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,000)

Adjustments to reconcile net loss to net cash
used in operating activities
Changes in operating assets and liabilities:
Accrued expenses	-

NET CASH USED IN OPERATING ACTIVITIES	(1,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	1,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,000

NET CHANGE IN CASH	-

Cash at beginning of period	-

Cash at end of period	$-

SUPPLEMENTAL DISCLOSURE
OF CASH FLOWS INFORMATION:
Interest paid	$-
Income taxes paid	$-

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.
(A Development Stage Company)
March 31, 2010
Notes to the Financial Statements

NOTE 1 - ORGANIZATION AND OPERATIONS

Glorious Pioneer Investments Ltd. (the “Company”), was incorporated on January 5, 2010 under the laws of the Territory of the British Virgin Islands (“BVI”).  The purpose of the company is to seek merger and acquisition opportunities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Development stage company

The Company is a development stage company as defined by section 915-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced.  All losses accumulated since inception have been considered as part of the Company's development stage activities.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Due to the limited level of operations, the Company has not had to make material assumptions or estimates other than the assumption that the Company is a going concern.

Fiscal year end

The Company elected March 31 as its fiscal year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements.  To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amounts of the Company’s financial assets and liabilities, such as stock subscription receivable, approximate its fair values because of the short maturity of this instrument.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at March 31, 2010, nor gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 5, 2010 (inception) through March 31, 2010.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company will recognize revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification.  Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

Net loss per common share

Net loss per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification.  Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period.  There were no potentially dilutive shares outstanding as of March 31, 2010.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method (“Indirect method”) as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments.

Recently issued accounting pronouncements

On June 5, 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-9072 on October 13, 2009.  Under the provisions of Section 404 of the Sarbanes-Oxley Act, public companies and their independent auditors are each required to report to the public on the effectiveness of a company’s internal controls.  The smallest public companies with a public float below $75 million have been given extra time to design, implement and document these internal controls before their auditors are required to attest to the effectiveness of these controls.  This extension of time will expire beginning with the annual reports of companies with fiscal years ending on or after June 15, 2010.  Commencing with its annual report for the fiscal year ending March 31, 2011, the Company will be required to include a report of management on its internal control over financial reporting.  The internal control report must include a statement

•	Of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;

•	Of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and

•	Of the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting.

Furthermore, it is required to file the auditor’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-01 “Equity Topic 505 – Accounting for Distributions to Shareholders with Components of Stock and Cash”, which clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share (“EPS”)).  Those distributions should be accounted for and included in EPS calculations in accordance with paragraphs 480-10-25- 14 and 260-10-45-45 through 45-47 of the FASB Accounting Standards codification.  The amendments in this Update also provide a technical correction to the Accounting Standards Codification.  The correction moves guidance that was previously included in the Overview and Background Section to the definition of a stock dividend in the Master Glossary.  That guidance indicates that a stock dividend takes nothing from the property of the corporation and adds nothing to the interests of the stockholders.  It also indicates that the proportional interest of each shareholder remains the same, and is a key factor to consider in determining whether a distribution is a stock dividend.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-02 “Consolidation Topic 810 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, which provides amendments to Subtopic 810-10 and related guidance within U.S. GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to the following:
1.	A subsidiary or group of assets that is a business or nonprofit activity
2.	A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture
3.	An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).
The amendments in this Update also clarify that the decrease in ownership guidance in Subtopic 810-10 does not apply to the following transactions even if they involve businesses:
1.	Sales of in substance real estate. Entities should apply the sale of real estate guidance in Subtopics 360-20 (Property, Plant, and Equipment) and 976-605 (Retail/Land) to such transactions.
2.
Conveyances of oil and gas mineral rights.  Entities should apply the mineral property conveyance and related transactions guidance in Subtopic 932-360 (Oil and Gas-Property, Plant, and Equipment) to such transactions.

If a decrease in ownership occurs in a subsidiary that is not a business or nonprofit activity, an entity first needs to consider whether the substance of the transaction causing the decrease in ownership is addressed in other U.S. GAAP, such as transfers of financial assets, revenue recognition, exchanges of nonmonetary assets, sales of in substance real estate, or conveyances of oil and gas mineral rights, and apply that guidance as applicable. If no other guidance exists, an entity should apply the guidance in Subtopic 810-10.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – GOING CONCERN

As reflected in the accompanying financial statements, the Company had a deficit accumulated during the development stage of $1,000 at March 31, 2010, and had a net loss from operations of $1,000 and cash used in operations of $1,000 for the period from January 5, 2010 (inception) through March 31, 2010, respectively, with no revenues earned since inception.

While the Company is attempting to find an acquisition company, the Company’s cash position may not be sufficient enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering.  Management believes that the actions presently being taken to provide the opportunity for the Company to continue as a going concern.  While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds to support the Company’s daily operations.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – STOCKHOLDER'S EQUITY

Sale of common stock as stock subscription receivable

The Company was incorporated on January 5, 2010.  Upon its formation, the Company issued 50,000 shares of its common stock to its founder at par value of $1.00 per share, or $50,000. The common stock was issued for a stock subscription receivable of $49,000 and the payment by the founder of the Company’s BVI incorporation filing fees of $1,000.

Payments received from stock subscription receivable

$2,000 and $3,500 of the stock subscription receivable was received on May 24, 2010 and June 2, 2010, respectively, by payment by the founder for the Company’s legal and audit fees. Since these payments were constructively received prior to the issuance of these financial statements, they were reflected as an asset on the balance sheet as of March 31, 2010.

NOTE 5 – RELATED PARTY TRANSACTION

Free office space

The Company has been provided office space by its Chief Executive Officer at no cost.  The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

NOTE 6 – INCOME TAXES

BVI income tax

Under the current BVI tax law, the Company's income, if any, is not subject to taxation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after the balance sheet date of March 31, 2010 through the date when the financial statements were issued to determine if they must be reported.  The Management of the Company determined that there were no reportable subsequent events to be disclosed.